

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 16, 2013

<u>Via E-mail</u>
David T. Provost
Chairman, President and Chief Executive Officer
Talmer Bancorp, Inc.
2301 West Big Beaver Road, Suite 525
Troy, MI 48084

Re: **Talmer Bancorp, Inc.**
Amendment Number Two to Confidential Draft Registration Statement on
Form S-1
Submitted July 22, 2013
CIK No. 0001360683

Dear Mr. Provost:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note your response to comment 2 of our comment letter to you dated October 15, 2012. However, you have still not included the following information that we have previously requested and that is required by Form S-1:
   - the number of shares to be sold by the company and the number of shares to be sold by selling shareholders as required by Item 501(2); and
   - the offering range of the securities, as required by Item 501(3).
   Please be advised that the staff may defer any further reviews until the non- Rule 430A disclosures are substantially provided.

Prospectus Summary, page 1

2. As required by Item 503(a), please revise the first paragraph to disclose that one of your two subsidiaries, First Place Bank, is subject to a Cease and Desist Order administered by the Office of the Comptroller of the Currency. Please summarize the material provisions of the Order.

Private Placements and Acquisitions, page 2

3. We note your response to comment 5 of our comment letter to you dated October 15, 2012. Please revise your discussion of each acquisition to clearly state the aggregate purchase price (not just the amount of your bid), including any related fees, assumption of debt or other obligations and any investments required by regulators. We note you provided us supplementally with copies of the forms of stock subscription agreements but did not provide us with copies of the schedules, exhibits or disclosure schedules referenced in each agreement. Please provide us with complete versions of these documents.

4. Please revise your summary of the acquisition of First Place Bank to disclose that in the years preceding your acquisition, First Place suffered many problems including:
   - in 2010 and 2011, First Place Financial announced that its financial statements for its fiscal years 2008, 2009 and 2010 and its related reports on internal control over financial reporting could no longer be relied upon;
   - since October 2010, First Place Financial had failed to file its annual and quarterly reports with the SEC;
   - in March 2011 the Office of Thrift Supervision entered into a Supervisory Agreement with First Place Bank;
   - in July 2011 The Office of Thrift Supervision issued a Cease and Desist Order against First Place Bank; and
   - on October 29, 2012, First Place Financial Corp. filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code.
   In addition, discuss these issues in greater detail on page 112 of the business section and consider adding risk factor(s) for any items that may be risks for the company in the future.

Our Business Strategy, page 6

5. Please revise this section as follows:
   - revise your claim that you acquire banks with "stable core franchises" and with "reliable income streams" to reconcile this claim with your acquisitions

of assets from institutions that have failed, filed for bankruptcy and been seized by the FDIC; and

- revise your claim that you acquire banks in "attractive markets" to reconcile this claim with your acquisition of three banks in Michigan and the concentration of 41 percent of your loans in the Detroit MSA.

Our Competitive Strengths, page 7

6. We note your response to comment 7 of our comment letter to you dated October 15, 2012. Please revise this section as follows:
   - revise the section entitled "Consistent growth in tangible book value per share" to balance your claims with similar disclosure and graph of your earnings per share for the same period and disclosure of one time bargain purchase gains totaling $162 million in 2010, 2011 and 2013;
   - indicate whether the tangible book value per share includes the FDIC indemnification asset;
   - revise the section entitled "Attractive risk profile" to reconcile this claim with your twenty eight pages of risk factors including risks relating to losses from distressed assets on page 20, mortgage repurchases on page 22, allowance for loan losses for acquired loans, higher credit risk from commercial real estate and other loans on page 24, need for capital on page 31, risks of acquisitions on page 35, loss of eligibility for FDIC loss share arrangements, and inaccurate accounting of the fair value of acquired loans on page 36; and
   - revise the section entitled "Attractive risk profile" to revise your claims on page 7 that you "conducted due diligence on a substantial portion of the acquired loan portfolios" and determined initial fair values "on a loan by loan basis" to reconcile these claims with your disclosure on page 112 that in connection with your 2013 acquisition of First Place Bank you conducted "file level due diligence on 40% of the total loan portfolio" and extrapolated from that file level review.

Risk Factors
Risks Related to our Common Stock, page 38

7. We note your responses to comment 8 of our comment letter to you dated October 15, 2012 and comment 14 of our comment letter to you dated July 12, 2012. As we requested, please include a risk factor addressing risks associated with Mr. Ross being the beneficial owner of twenty four percent of your stock and serving as a director including the following risks:
   - the risk that he will sell his stock and that will adversely affect your stock price;

- your reliance on him for financing your acquisitions and the risk he will cease to finance future acquisitions; and
- his influence over you as your major stockholder and as a member of the board may have interests different from those of most shareholders.

Please revise the risk factor on page 34 to specifically address the conflicts of interests of Mr. Ross particularly given his major investments in other banks.

Talmer Bank, the Company and certain of our shareholders, page 43

8. We note your response to comment 9 of our comment letter to you dated October 15, 2012. We note from pages 3-4 the other FDIC transactions in 2010 and 2011. Please revise to clarify that all requirements have been complied with including the restrictions on transfer and sales of your stock during the 3 year period following each acquisition.

Unaudited Pro Form Condensed Combined Financial Information, page 54

9. Please revise the notes to the pro forma financial statements to disclose the specific amounts of the discounts and premiums recorded on each of the individual assets acquired and liabilities assumed as well as the estimated lives over which these amounts will be recognized.

10. We note the pro forma adjustment number six to eliminate the historical provision for loan losses. Tell us how the elimination of the historical loan loss provision meets the criteria of Rule 11-02(b)(6) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 57

11. We note your response to comment 10 of our comment letter to you dated October 15, 2012. Please revise this section to comply with Item 303(a) and Release No. 33-8350 by including discussion and analysis of the how you will be effected by the Cease and Desist Order and what you plan to do to comply with the terms of the order.

Economic Overview, page 58

12. We note your response to comment 11 of our comment letter to you dated October 15, 2012. Please revise this section to comply with Item 303(a) and

Mr. David T. Provost
Talmer Bancorp, Inc.
August 16, 2013
Page 5

Release No. 33-8350 by including discussion and analysis, if material, of the
following:
- the effect of the bankruptcy filing by the City of Detroit (the largest
insolvency of a city in American history) and the repercussions in the Detroit
MSA and effects on your loan portfolio and future business;
- the effect of the recent increase in interest rates and the anticipated further
increases in interest rates; and
- the effects of anticipated changes in policies of the Federal Reserve.

Certain Relationships and Related Party Transactions, page 162
Arrangements with the WL Ross Funds, page 162

13. Please revise this section to comply with the requirements of Item 404(a) as
follows:
- revise the first paragraph to disclose the number of shares that Mr. Ross
purchased in the 2010 private placement and the number he must beneficially
own to hold a seat on your Board and to have an observer attend board
meetings and identify the agreement that contains this provision;
- revise the second paragraph (and related disclosure elsewhere such as page 2)
to quantify the "portion of the purchase price" of $6 paid by the Ross Funds
attributable to each share of stock and separately the "portion of the purchase
price" of $6 attributable to each warrant and compare these prices with the
prices paid by other investors in the 2010 private placement and provide
similar disclosure in the third paragraph for the 2012 private placement; and
- describe material provisions of your 2010 and 2012 Stock Subscription
Agreement with the Ross Funds and note any material differences from your
Stock Subscription Agreements with other investors.

Notes to the Consolidated Financial Statements for the Period Ended March 31, 2013

Note 5. Loans, page F-27

14. We note your response to prior comments seventeen and nineteen in our letter,
dated October 15, 2012. We also note there were changes made to the financial
statements presented for the period ended March 31, 2012. Please tell us the
reasons for these changes. In addition, please address whether these changes
were related to the change in accounting policy regarding the identification of
TDRs for modified loans accounted for under ASC 310-30.

Note 7 Acquired Loans and Loss Sharing, page F-45

15. We note the company now performs the individual loan re-estimation process on a quarterly basis and has continued to recognize increases in both the expected cash flows and the accretable difference on the PCI loans acquired. With the most recent acquisition in January 2013, all elements in the accounting for PCI loans have increased. In order to give the reader a better understanding of the accounting for PCI loans and the changes therein as well as the related impact on operating results, please revise to provide sufficient information addressing the nonaccretable difference and the changes between periods. This can be accomplished by providing a rollforward of the contractual cash flows to the carrying value of the loans for each period presented.

Note 12. Income Taxes, page F-54

16. We note the Company recorded a valuation allowance of $24.5 million on the deferred tax asset based on management's estimates of built in losses more likely than not to be realized over the Section 382 recognition period, and the impact on the utilization of pre-ownership change operating loss and tax credit carry forwards. Please provide us with sufficient detailed information so that we may understand how the amount of the valuation allowance was determined as well as the estimated timeframe over which the net deferred tax assets will be utilized.

Notes to the Consolidated Financial Statements for the Period Ended December 31, 2012

Note 1. Summary of Significant Accounting Policies

FDIC Indemnification Asset and Clawback Liability, page F-76

17. We note the significant decrease in the fair value of the indemnification asset in comparison to the carrying value at both December 31, 2012 and at March 31, 2013. Please tell us how the company's accounting policy has considered ASU 2012-06.

Exhibits

18. We note that you still have not filed most of your exhibits. Please allow adequate time after you file the exhibits for the staff to review and comment upon the exhibits.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Marc Thomas at (202) 551-3152 or John P. Nolan, Senior Assistant Chief Accountant at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Gottlieb at (202) 551-3416 or Michael Clampitt at (202) 551-3434 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel